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Exhibit D-2

IN THE MATTER OF THE JOINT APPLICATION OF CHEYENNE LIGHT FUEL AND POWER COMPANY AND BLACK HILLS CORPORATION FOR AUTHORITY TO TRANSFER ALL OF THE ISSUED AND OUTSTANDING STOCK IN CHEYENNE LIGHT, FUEL AND POWER COMPANY TO BLACK HILLS CORPORATION	) ) ) ) ) ) )	Docket No. 20003-EA-04-75 (Record No. 8984) Docket No. 30005-GA-04-97 (Record No. 8985)

APPEARANCES

For Applicant, Cheyenne Light, Fuel & Power Company (Cheyenne Light)
        JOHN A. SUNDAHL of Sundahl, Powers, Kapp & Martin, Cheyenne, Wyoming.

For the Applicant, Black Hills Corporation (Black Hills):
        RANDALL B. REED of Dray, Thomson & Dyekman, Cheyenne, Wyoming; and Judith M. Matlock of Davis, Graham & Stubbs, Denver, Colorado.

For the Intervenor, Wyoming Office of Consumer Advocate (Office of Consumer Advocate):
        CHRISTOPHER PETRIE, Senior Counsel, Office of Consumer Advocate, Cheyenne, Wyoming.

HEARD BEFORE

Chairman ROB HURLESS
Deputy Chair STEVE FURTNEY
Commissioner KATHLEEN A. LEWIS

Stephen G. Oxley, presiding as hearing officer
pursuant to Commission order

ORDER APPROVING STOCK SALE TRANSACTION AND STIPULATION
(Issued August 26, 2004)

        This matter is before the Public Service Commission (Commission) upon the joint application of Cheyenne Light and Black Hills, filed simultaneously in the above-captioned dockets, for authority to transfer all of the issued and outstanding stock of Cheyenne Light to Black Hills, under which Cheyenne Light, currently a wholly-owned subsidiary of Xcel Energy Inc. (Xcel Energy), would become a wholly-owned subsidiary of Black Hills (the Application), and upon the interventions of the Office of Consumer Advocate, the International Brotherhood of Electrical Workers, Local No. 111 (the Union), and Frontier Oil and Refining Company (Frontier). The Commission, having heard the testimony, reviewed its files concerning Cheyenne Light and Black Hills and applicable Wyoming utility law, and being otherwise fully advised in the premises, HEREBY FINDS AND CONCLUDES:

The Facts of the Case: Procedural Matters

        1.     Cheyenne Light and Black Hills filed the Application and supporting documentation in this proceeding on March 22, 2004. With the Application, Cheyenne Light and Black Hills filed the prepared direct testimony and exhibits of David R. Emery, Richard L. Kaysen, Mark T. Thies, Thomas M. Ohlmacher, and Kyle D. White, describing the proposed stock sale transaction and the benefits proposed to be derived therefrom.

        2.     On March 30, 2004, the Commission issued its Order on Protection of Confidential Information, determining that the unredacted Stock Purchase Agreement and all schedules and attachments were shown to contain information ".. . of such sensitive nature that disclosure of the information would jeopardize the interests of the person filing the application" as that criterion is used in Section 120 of the Commission's Rules. This order also provided a mechanism for the identification and use of other confidential information in the case under Section 120 and approved a form of Nondisclosure Agreement for use therewith.

        3.     On April 16, 2004, the Commission issued its Notice of Application, establishing May 17, 2004, as the deadline for the filing of petitions to intervene in this proceeding. The Notice of Application was published in the Wyoming Tribune-Eagle in Cheyenne, Wyoming, and broadcast on KGAB-AM radio in Cheyenne, Wyoming.

        4.     On May 5, 2004, the Commission issued its Order Authorizing Intervention, admitting the Union as a party for all purposes in the proceeding.

        5.     On June 1, 2004, the Commission issued its Order Authorizing Intervention, admitting Frontier as a party for all purposes in the proceeding.

        6.     On June 11, 2004, the Commission issued its Order Setting Pre-Hearing Conference, setting the conference for June 23, 2004

        7.     On June 17, 2004, Dale W. Cottam and Kevin C. Cook of Hirst & Applegate entered their appearance for the Union.

        8.     On June 22, 2004, the Commission issued orders granting Motions for Admission pro hac vice:

    a.
    by Cheyenne Light for the admission of Paula M. Connelly, Esq.;

    b.
    by Frontier for the admission of Thorvald A. Nelson, Esq.;

    c.
    by the Union for the admission of Ellen Kelman, Esq.

On that day and under W.S. §§ 37-2-102 and 16-3-112, it also issued a Special Order allowing one commissioner or hearing examiner to conduct the pre-hearing conference in this case.

        9.     On June 23, 2004, the Commission issued an order granting the Motion of Black Hills for admission pro hac vice of Judith M. Matlock, Esq.

        10.   Pursuant to due notice, the Commission held a pre-hearing conference on June 23, 2004, with counsel for Cheyenne Light, Black Hills, the Office of Consumer Advocate, Frontier, and the Union, appearing and participating. Cheyenne Light and Black Hills advocated holding a hearing as soon as reasonably possible in view of the requirement for other approvals which could not be given without the prior approval of the Application by the Commission. Cheyenne Light therefore advocated the early identification of any issues which might involve disputes regarding the Commission's jurisdiction. On June 25, 2004, the Commission issued its Pre-Hearing Conference Order, inter alia, establishing discovery parameters, providing for notice of the public hearing, and propounding to Cheyenne Light and Black Hills a series of questions by the Commission's Facilities Engineering staff. With the agreement of the parties, the order established the following procedural schedule:

July 16, 2004	Applicants file and serve written responses to questions from the Commission Facilities Engineering staff
August 5, 2004	Intervenors file and serve their prepared direct testimony and exhibits
August 13, 2004	Parties file and serve discussion of any issues which are alleged to have Commission jurisdictional implications
August 20, 2004	Parties file and serve:
i. responses to any jurisdictional issues
ii. prefiled rebuttal testimony
iii. prehearing legal briefs
August 24, 2004	Public hearing begins

        11.   Notice of the public hearing was published in the Wyoming Tribune-Eagle in Cheyenne, Wyoming, and broadcast on KGAB-AM, Cheyenne, Wyoming, and on KUWR-FM in Laramie, Wyoming.

        12.   On July 6, 2004, Black Hills requested clarification by the Commission of question 6.b.vi asked in the Pre-Hearing Conference Order. The Commission made the requested clarification by its letter of July 8, 2004, providing copies to all parties. On July 12, 2004, Cheyenne Light and Black Hills filed their written responses to the questions.

        13.   On July 30, 2004, Black Hills filed a Motion to Compel Discovery Responses and for Attorney's Fees and Costs, asking the Commission to require the Union to respond to Black Hills's first set of data requests and for costs. On August 4, 2004, Black Hills filed its Motion to Withdraw Motion to Compel Discovery Responses and for Attorney's Fees and Costs, contingent on Commission approval of the Union's motion to withdraw discussed, infra. The Commission granted the Black Hills Motion to Withdraw by open meeting action taken on August 17, 2004, confirmed in its order thereon of that day, after allowing the Union to withdraw as a party.

        14.   On August 4, 2004, the Office of Consumer Advocate filed its Notice of Intervention in the case, formally confirming, pursuant to W.S. § 37-2-402(a)(i), its continuing participation as a party to this case.

        15.   On August 4, 2004, the Union filed its Motion to Withdraw as Intervenor, asking to be excused from further requirements for filing or participation in the case. The Commission granted the Union's Motion to Withdraw by open meeting action taken on August 17, 2004, confirmed in its order thereon of August 17, 2004.

        16.   On August 4, 2004, Black Hills, Cheyenne Light and the Office of Consumer Advocate filed a Stipulation and Agreement (Stipulation) proposing, inter alia, that the stock sale transaction and the changes contemplated thereby be subject to certain agreements, safeguards and specific undertakings described in the Stipulation if approved by the Commission. Black Hills Power, Inc., also signed the Stipulation, joining specifically in three paragraphs applicable to it.

        17.   On August 5, 2004, the Office of Consumer Advocate filed the prepared direct testimony and exhibits of Amy J. Zamora, with a copy of the Stipulation attached as Exhibit 1 thereto. Neither Frontier nor the Union filed testimony or exhibits.

        18.   On August 12, 2004, Frontier filed its Motion to Withdraw as Intervenor, stating that it had participated in discovery to the extent it deemed necessary and supported the relief sought by Cheyenne Light and Black Hills in this case. The Commission granted Frontier's Motion to Withdraw by open meeting action taken on August 17, 2004, confirmed in its order thereon of that day.

        19.   No party filed a written discussion of any issues alleged to have Commission jurisdictional implications by the August 13, 2004, deadline established in the Pre-Hearing Conference Order.

        20.   On August 17, 2004, and pursuant to W.S. §§ 37-2-102 and 16-3-112, the Commission entered its Special Order Authorizing One Commission and/or Hearing Examiner to Conduct Public Hearing with respect to the August 24, 2004, public hearing herein.

        21.   On August 20, 2004, Black Hills filed the prepared supplemental testimony of Kyle D. White and David Rhodes, and Cheyenne Light filed the prepared supplemental testimony of Richard L. Kaysen. No party then filed a prehearing legal brief as allowed by the Pre-Hearing Conference Order

        22.   Pursuant to the public notice and under the Wyoming Administrative Procedure Act and the Commission's Rules, the Commission held the public hearing in this matter beginning on August 24, 2004, at its hearing room in Cheyenne. At the public hearing, Cheyenne Light, Black Hills and the Office of Consumer Advocate were given the opportunity to participate fully at the hearing. Black Hills offered the prepared testimony and exhibits of Emery, Thies, Ohlmacher and White, the prepared supplemental testimony of White and Rhodes and oral testimony in support of the Application and the Stipulation by Emery, Thies, Ohlmacher, White, and Rhodes. Cheyenne Light offered the prepared direct testimony of Kaysen, his prepared supplemental testimony and his oral testimony in support of the Stipulation. The Office of Consumer Advocate offered the prepared testimony and exhibits of Amy J. Zamora and her oral testimony in support of the Application explaining more fully why the Application should be granted, but only with the necessary additional undertakings, safeguards and agreements contained in the Stipulation.

        23.   At the hearing, the Commission accepted into the record the Stipulation, the prefiled direct and rebuttal testimony and exhibits of the parties in their entirety. At the conclusion of the public hearing, the Commission made a bench decision approving the Stipulation and the Application (subject to the undertakings, safeguards and agreements of the Stipulation, as clarified hereinbelow. Aside from brief closing arguments by the parties in which each advocated acceptance of the Application and the Stipulation, no further or supplemental information, hearing, briefing or argument was requested by any party or required by the Commission. No member of the public offered any comments in support of or in opposition to the Application. After making its decision, the Commission directed the preparation of an order consistent with its decision.

The Facts of the Case: Party Positions

        24.   For Cheyenne Light, Richard L. Kaysen, President and Chief Executive Officer, testified in support of the Application. Cheyenne Light is one of five first-tier wholly owned public utility subsidiaries of Xcel Energy, a registered holding company under the Public Utility Holding Company Act of 1935 (PUHCA). At the end of calendar year 2003, Cheyenne Light served 37,806 electric customers and 30,709 natural gas customers in Cheyenne and a large portion of Laramie County, Wyoming, including natural gas service to Pine Bluffs, Burns and Carpenter in eastern Laramie County. Cheyenne Light's electric system has begun to experience its peak demand in the summer, with the 2003 summer peak totaling 163.5 MW. Its winter-peaking natural gas system experienced peak demand of 71,725 DTh in 2003. During that year, Cheyenne Light sold 92,642,800 kwh of electricity and 4,542,191 MMBTU of natural gas. It transported 11,844,838 MMBTU of natural gas for transportation-only customers in 2003. This produced consolidated revenues of $97 million and a net income of about $2.2 million. [Cheyenne Light Exhibit 1, pp. 2-4.]

        25.   Kaysen explained that Cheyenne Light does not own any electric generating facilities and that it purchases its electricity needs under contracts with [i] Black Hills Wyoming, Inc., (two contracts for electricity from its Wygen and Gillette plants), [ii] several small independent producers which are Qualifying Facilities under the Public Utilities Regulatory Policies Act of 1978 (PURPA), and [iii] Public Service Company of Colorado (PSCo) (under a four-year all-requirements contract effective January 1, 2004). As part of the stock sale transaction in this case, Cheyenne Light has asked Black Hills Wyoming, Inc., to agree to the temporary assignment of the Wygen and Gillette contracts to PSCo through December 31, 2007, when the all-requirements contract will expire. Kaysen noted that the Wygen assignment remains subject to lender approval. He discussed the Commission's prior determination concerning the effect of temporary assignments of the Gillette and Wygen contracts. [Cheyenne Light Exhibit 1, pp. 4-6.] In the examination of Cheyenne Light's 2002 electric resources plan in Docket No. 20003-EA-02-67, the Commission stated:

        "71. We conclude that the Gillette and Wygen Contracts will again be the obligation of Cheyenne Light on January 1, 2004, based upon the express language of the Temporary Assignments as discussed, supra. If the Gillette and Wygen Contracts are again temporarily assigned, if these subsequent temporary assignments contain self-termination provisions to the same effect as those under consideration here, and if the circumstances are the same as they are in the instant case, those contracts, or any remaining portions thereof, should be the legal and enforceable obligations of Cheyenne Light upon the termination of the Temporary Assignments. We must add that any decision on future temporary assignments must be made on the facts as they then appear." [Final Order of February 28, 2004.]

        26.   Kaysen testified that Cheyenne Light obtains its wholesale natural gas supplies under a portfolio of contracts, including a no-notice contract with Colorado Interstate Gas Company which allows Cheyenne Light to meet its peak day needs. The gas is transported on the system of PSCo or WestGas InterState. Its intent is to create a portfolio emphasizing reliable supplies and stable prices based on minimized delivered costs. [Cheyenne Light Exhibit 1, p. 7.]

        27.   Kaysen reviewed the regulatory history of Cheyenne Light's natural gas rates as established in Commission proceedings, including both general rate changes and commodity cost adjustments. He testified that he was not aware of any rate or regulatory matters which would affect Cheyenne Light's rates or terms and conditions of service in the near future and shared his opinion that the proposed stock sale transaction is in the public interest. [Cheyenne Light Exhibit 1, pp. 7-10.]

        28.   In his supplemental prefiled testimony, Kaysen advocated approval of the Application and the Stipulation, noting that the Stipulation requires that Cheyenne Light's customers will bear none of the costs of the stock transfer. He described transition meetings between Cheyenne Light and Black Hills on all phases of the transition and opined that the parties are committed to a smooth and seamless transition. He testified that the Stipulation resolved issues identified by the Office of Consumer Advocate during discovery and provided for a base rate moratorium. Kaysen anticipated no changes in Cheyenne Light's operations, customer service or rules and regulations after the transfer. [Cheyenne Light Exhibit 2, pp. 2-3.]

        29.   At the public hearing, Kaysen clarified that the handling of telephone communications with the public will be through local Cheyenne Light personnel during week days and that non-emergency calls at other times would be handled directly through the Black Hills dispatch center, greatly shortening the time needed to address customer issues. He noted that 911 emergency calls would be routed immediately to local Cheyenne Light staff capable of addressing emergency situations and that customer calls to Cheyenne Light placed during weekday evenings and during the day on Saturday would be answered in Cheyenne. Such calls to Cheyenne Light, if they concerned trouble calls or an emergency, would be addressed directly by Cheyenne Light personnel. Kaysen also stated that the computerized customer information system to be employed after the closing is in the process of being tested and refined by the Black Hills internal information technology staff in consultation with Cheyenne Light. The system is being constructed on the same platform as that formerly used successfully by Cheyenne Light for ten years prior to the implementation of the Xcel Energy consolidated system which has generated substantial delays and errors. Kaysen was of the opinion that the new system will greatly reduce the time needed to obtain information for customers and would result in increased satisfaction. He assured the Commission that financial resources sufficient to meet growth and other needs would be available to Cheyenne Light from Black Hills after the closing.

        30.   David R. Emery, President and Chief Executive Officer of Black Hills, testified about the corporation. Black Hills is a public utility holding company with two direct subsidiaries: [i] Black Hills Power, Inc. (Black Hills Power) a public utility providing electric service in Wyoming, Montana and South Dakota, and therefore subject in part to the jurisdiction of the Commission; and [ii] Black Hills Energy, Inc, which is engaged in a number of non-utility energy, communications and other businesses. Black Hills is an exempt holding company under PUHCA. It has no significant assets except for the stock of its subsidiaries, and its status as a holding company was approved by the Commission in its order of September 26, 2000, in Docket No. 20002-ES-99-61. [Black Hills Exhibit 1, pp. 2-3.]

        31.   Emery stated that Black Hills Power is a public utility engaged in the generation, transmission and distribution of electricity to approximately 61,000 customers in Wyoming, Montana and South Dakota, including about 2,466 customers in Wyoming, including the towns of Newcastle, Osage and Upton. For calendar year 2003, Black Hills Power sold 143,781,000 kwh in Wyoming and had total Wyoming retail revenues of $8,300,000. During that time, it sold an additional 2,939,794,000 kwh of electricity in South Dakota and Montana. [Black Hills Exhibit 1, pp. 3-4.]

        32.   In his prepared testimony and at the hearing, Emery explained Black Hills' great interest in acquiring Cheyenne Light. The company and its predecessors have been in the business of furnishing utility service since 1883; and it has been present in Wyoming since 1946, producing coal and natural gas and generating electricity. He attributed the success of Black Hills to its electric utility origins and expressed the company's desire to provide natural gas and electric service in Cheyenne Light's service areas. [Black Hills Exhibit 1, p. 4.]

        33.   Mark T. Thies, Executive Vice President and Chief Financial Officer of Black Hills, testified to Black Hills' financial condition, and the process necessary to complete the stock sale transaction, including regulatory approvals. He also described Black Hills' methods used to allocate common costs.

        34.   Regarding Black Hills' financial condition, he stated that, at the end of calendar year 2003, Black Hills and its subsidiaries had total assets of $2,059,680,000, consolidated revenues of about $1,250,052,000 and a net income of about $60,964,000. Thies noted that Attachment 2 to the Application is the Black Hills form 10-K for 2003 containing a consolidated balance sheet for Black Hills as of the end of the year. [Black Hills Exhibit 2, pp. 2-3.] At the public hearing Thies confirmed that rating agencies were cognizant of the proposed purchase of Cheyenne Light, no downgrades were contemplated as a result, the transaction was viewed favorably and Black Hills has not been informed that it is subject to a ratings watch. He expected Black Hills securities to retain its investment grade ratings after the closing.

        35.   Thies described the proposed transactions. According to him, the transaction would be accomplished by the transfer of all of the issued and outstanding capital stock of Cheyenne Light by Xcel Energy to Black Hills for cash with adjustments for certain outstanding indebtedness, working capital and pre-closing capital expenditures. The transaction would be governed by the Stock Purchase Agreement, dated January 13, 2004, between Xcel Energy and Black Hills (the Agreement, a redacted version of which was filed as Attachment 3 to the Application and a complete copy of which is retained in the Commission's confidential files). Thies described the conditions on the obligations of Xcel Energy and Black Hills. The necessary approvals with respect to Xcel Energy include:

    a.
    an order of the Securities and Exchange Commission (SEC) under PUHCA approving the sale;

    b.
    orders of this Commission and the Federal Energy Regulatory Commission approving the proposed stock sale transaction;

    c.
    the expiration of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; and

    d.
    approval by the Federal Communications Commission of the transfer to Black Hills of certain licenses held by Xcel Energy and used by Cheyenne Light.

Required regulatory approvals for Black Hills include those described in subparagraphs a-d above, SEC approval of the application to be a registered holding company. For a successful closing, the Agreement requires all approvals to be final and nonappealable and without conditions having a "Material Adverse Effect" on a party. At Schedule 9.10, the Agreement provides for a Transition Services Agreement (TSA) with Xcel Energy to assist in an orderly transition of ownership, especially with natural gas local distribution utility issues. The Agreement may be terminated if closing does not occur by December 31, 2004. [Black Hills Exhibit 2, pp. 3-6.]

        36.   Black Hills seeks to acquire Cheyenne Light as a separate utility subsidiary and to have it continue to operate with relative autonomy as a wholly-owned subsidiary. Because it already owns another utility subsidiary (Black Hills Power), it must obtain SEC approval under Section 9(a)(2) of PUHCA. Black Hills must therefore qualify for an exemption under Section 3(a) of PUHCA or become a registered holding company under Section 5(a) thereof. Thies described the considerations which would bear on the decision. [Black Hills Exhibit 2, pp. 6-9.]. As described by Thies at the public hearing and in the supplemental testimony of Kyle White, Black Hills has elected to apply to become a registered holding company. Thies confirmed at the hearing that Black Hills would also create a service company.

        37.   Thies testified that Black Hills and its subsidiaries incur common costs for a variety of services; and they are, to the extent possible, directly assigned to the subsidiary receiving the service. Costs that cannot be directly assigned are allocated among affected subsidiaries on a formula which considers net fixed assets, net income less common expense allocation and head count. All costs are without markup and are reviewed annually in the budgeting process. Cheyenne Light would participate in these allocations; and, Thies agreed, the entire process would be subject to the Commission's jurisdiction and review. [Black Hills Exhibit 2, pp. 9-10.] At the public hearing Thies confirmed that the capital costs of Cheyenne Light and Black Hills Power would be determined by prudent utility business practices and that they would remain subject to the jurisdiction and determination for regulatory purposes by the Commission.

        38.   Thomas M. Ohlmacher, President and Chief Operating Officer of Black Hills Energy, Inc., testified regarding the non-utility subsidiaries of Black Hills, which exist under the corporate umbrella of Black Hills Energy, an intermediate holding company. These subsidiaries are engaged in generation and sale of electricity, production, marketing and transportation of natural gas, oil and coal, and provision of communications, cable television and Internet services. Black Hills Exploration and Production, Inc., engages in natural gas and oil exploration and production in nine states, including Wyoming. Wyodak Resources Development Corporation produces coal at the Wyodak mine near Gillette, Wyoming, supplying the Wyodak generating plant, other Black Hills Power plants and unrelated third party purchasers. A Wyodak subsidiary operates the 90 MW coal-fired Wygen generating plant near Gillette, Wyoming, and associated transmission. Some of the energy from Wygen is now sold under contract to Cheyenne Light. It also operates a 40 MW gas-fired combustion turbine

(Neil Simpson CT 2) near Gillette, the output of which is also sold under contract to Cheyenne Light. Another subsidiary of Wyodak markets natural gas at wholesale in the central and western United States and Canada. It exports natural gas from Wyoming and provides some of the gas used in the Kinder Morgan, Inc., Choice Gas Service Program in Wyoming. Black Hills Generation, Inc., produces power at gas-fired facilities in four states. In all, Black Hills has about 150 energy industry employees in Wyoming with a payroll of about $7.5 million. [Black Hills Exhibit 3, pp. 2-7.]

        39.   Regarding natural gas utility service, Ohlmacher concluded that Black Hills has experience with procurement, risk management, transportation, storage and administration. It plans no changes in Cheyenne Light's personnel involved in natural gas utility distribution system operation, maintenance and repair. [Black Hills Exhibit 3, p. 13.]

        40.   Ohlmacher testified that the electric utility experience of Black Hills subsidiaries qualifies it to address Cheyenne Light's long-term transmission and power needs. The company has experience with constructing, owning and operating generation, transmission and distribution facilities at wholesale and retail. It works with the Western Area Power Administration (WAPA) and competes for wholesale business, including successful competition for part of Cheyenne Light's needs. In all, Black Hills Power has almost 435 MW of installed generation capacity using a variety of technologies, including about 260 MW of capacity located in eastern Wyoming. Black Hills Power operates its own 24 hour dispatch facility and is a member of the Rocky Mountain Power Pool, contributing spinning reserves to the pool and allowing Black Hills Power to obtain backup power from it. [Black Hills Exhibit 3, pp. 7-9.] At the hearing, Ohlmacher testified that both Cheyenne Light and Black Hills have ancillary services agreements with WAPA which should continue. Should the need arise, Black Hills could provide ancillary services through its own facilities.

        41.   According to Ohlmacher, Black Hills Power has 67 miles of distribution lines serving Wyoming retail customers; and it owns 289 line miles of transmission in Wyoming which are used to export power to South Dakota load centers. It also owns and operates lines in Montana and South Dakota. With Basin Electric Power Cooperative, Black Hills Power constructed and operates a 200 MW AC/DC/AC facility connecting the eastern and western power grids. It has applied to the Federal Energy Regulatory Commission for approval of a joint open access transmission tariff covering its 230 KV system and the connected 230 KV systems of Basin Electric and Powder River Energy Corporation. Black Hills Power's system connects to the WAPA transmission system over 94 miles of lines to Stegall, Nebraska. It has a network services agreement with WAPA as does Cheyenne Light. Ohlmacher stated that the systems of Black Hills Power and Cheyenne Light are interconnected through WAPA's Stegall West facility. [Black Hills Exhibit 3, pp. 9-12.] At the hearing, he noted that Cheyenne Light's electricity needs are transmitted over WAPA's system. No direct transmission link between Cheyenne Light and Black Hills is now planned, but he remained open to the possibility of creating one at a later time. Ohlmacher pointed to the joint open access transmission tariff of Black Hills, Basin Electric and Powder River Energy Corporation as evidence of Black Hills' involvement with transmission in the area and its good relationships with other utility companies.

        42.   In addition to the two wholesale supply contracts serving Cheyenne Light, Black Hills also provides 23 MW of firm power to the City of Gillette and provides Montana-Dakota Utilities Company all of the electricity needed by it to serve its retail customers in the Sheridan area. Ohlmacher stated that Black Hills has wide experience in working with cooperative, municipal and investor owned utilities in Wyoming in providing reliable electricity supplies. He provided a list of 24 of the more significant relationships. [Black Hills Exhibit 3, pp. 10-11, 13 and attached Schedule TMO-1.]

        43.   Kyle D. White, Vice President of Corporate Affairs for Black Hills, described the retail and wholesale electric service experience of Black Hills and its customer service philosophy. Black Hills owns a vertically integrated electric utility company which, in one form or another, has been providing electric utility service for over 120 years. The company maintained a work force of 280 despite record customer growth of 1200 (2%) in 2003. It is regulated by state commissions in Wyoming, South Dakota and Montana and by the Federal Energy Regulatory Commission. Black Hills serves 20 communities and maintains 10 local offices open to the public. Its winter peak demand was 344 MW, and a system-high summer peak of 392 MW occurred in 2001. This demand is supported by 435 MW of owned generation and 50 MW of long-term purchased power used to meet peak and reserve margin requirements. Its Wyoming retail rates have been under an agreed-to long-term rate freeze which will expire at the end of this year. During the freeze, the company invested in its new 80 MW natural gas-fired combustion turbine and its 70 MW share of the 200 MW AC/DC/AC intertie facility allowing power to flow between the western and eastern grids. [Black Hills Exhibit 4, pp. 2-5.]

        44.   Regarding the involvement of Black Hills with Cheyenne Light, White testified to Black Hills' understanding of the need to continue to address Cheyenne Light's electricity supply and transmission needs in the future, stating that Black Hills had the experience to do so effectively. He acknowledged that Cheyenne Light's resource plans will continue to be filed annually. White confirmed that Black Hills intends that Cheyenne Light remain a separate and distinct subsidiary operating under the name of Cheyenne Light, Fuel & Power Company. White made the following commitments with respect to the stock sale transaction:

    a.
    all current employees will have the opportunity to remain Cheyenne Light employees;

    b.
    Cheyenne Light will operate autonomously to the greatest extent possible, but with operational support from Black Hills and subsidiary employees;

    c.
    the transition should cause no material differences for customers. Xcel Energy will provide transition services for several months after closing and an integration team is tasked with making a smooth transition;

    d.
    Black Hills will seriously consider all resource planning options and present the results to the Commission in annual resource planning filings; and

    e.
    the management and delivery of essential services will be maintained at their present levels.

White found no detriment to Cheyenne Light's customers and opined that the transaction is in the public interest. [Black Hills Exhibit 4, pp. 5-8.]

        45.   At the hearing, White confirmed that all of Cheyenne Light's tariffs, rules and regulations on file with the Commission would be retained verbatim. He also confirmed the obligation of Cheyenne Light and Black Hills to keep customers informed and thoroughly aware of the transition to new corporate ownership through the use of bill stuffers and otherwise. Regarding Energy Affiliates, as the term is used by the Federal Energy Regulatory Commission, he confirmed that he has identified no problems arising in this context concerning the transaction.

        46.   In his supplemental prepared testimony, White testified to the decision of Black Hills to become a registered holding company under PUHCA, noting that recent decisions by the SEC regarding the "intrastate" exemption, the cost of restructuring debt to qualify under other exemptions, and the December 31, 2004, optional termination date for the stock transfer transaction favored this decision. White said that Black Hills has already filed a preliminary application to pave the way for obtaining registered holding company status and that he expected Black Hills to become a registered holding company by September or October 2004. This would allow Black Hills to acquire Cheyenne Light as a separate utility subsidiary and allow Cheyenne Light to operate as a wholly-owned subsidiary of Black Hills. White noted that the regulatory oversight of the SEC would not change as a result of this decision. [Black Hills Exhibit 5, pp. 2-5.] White noted at the hearing that the SEC would contact the Commission seeking its comments on the registered holding company application. He confirmed that the South Dakota Public Utility Commission would not be required to approve the transaction.

        47.   At the hearing and in his supplemental testimony, White advocated approval of the Stipulation, noting the provisions for monitoring of the transition to Black Hills ownership and the rate moratorium (which does not apply to wholesale commodity costs). He stated that Black Hills Power joined in portions of the Stipulation to assure that no Wyoming customers of Black Hills Power will experience rate changes or lessened levels of service. White testified that the change of ownership will help to further improve the support and operations of Cheyenne Light and that the Stipulation was consistent with these goals. [Black Hills Exhibit 5, pp. 5-8.]

        48.   David Rhodes, Director of Corporate Development for Black Hills, testified concerning the transition process. Black Hills and Cheyenne Light have worked together in transition teams for five months on all aspects of the natural gas and electric utility business of Cheyenne Light. Computer programming for customer service activities is nearly complete. The existing Cheyenne Light offices and payment locations will be retained, and daytime customer service telephone numbers will remain local. Black Hills personnel will be trained in the Cheyenne Light system to allow them to offer higher quality support for customer problems arising outside of regular working hours. Natural gas operations would not be substantially changed, with Black Hills retaining Cheyenne Light's existing natural gas management, operations and maintenance personnel. Some functions now being performed by others will be performed by Cheyenne Light in the future (including, e.g., cathodic protection, integrity management and management of its Standards Manual) and Cheyenne Light will hire a management level engineer to supervise many aspects of the Cheyenne Light natural gas operation. Cheyenne Light will still be able to contract with others for services as needed and will be supported by the TSA which will cover items that cannot be transitioned from Xcel Energy by the time the transaction closes. The Stock Purchase Agreement lists the subject matter potentially to be covered by the TSA, but Rhodes noted that, for example, information systems are expected to be "fully functional and integrated by the time of closing." He testified that monitoring the transition by the Commission is further facilitated by the three and 15 month confidential reports to be filed pursuant to the Stipulation and which will include a copy of the final form of TSA. [Black Hills Exhibit 6, pp. 3-7.] He confirmed at the hearing that the reports would include specific information supplementing the answers to questions propounded in the Pre-Hearing Conference Order.

        49.   Amy J. Zamora, Rate Analyst for the Office of Consumer Advocate, supported the Application, explaining her view that the stock sale transaction is in the public interest and the transition to ownership by Black Hills is expected to be seamless and transparent to customers. She concluded the transaction would not have an adverse effect on the service now being provided by Cheyenne Light. She recommended that the Commission approve the Stipulation and gave her insights into the value of the various agreements and safeguards in the Stipulation. She stated that the Office of Consumer Advocate analyzed the transaction with three standards in mind: [i] Cheyenne Light must remain capable of providing safe; adequate and reliable service at reasonable rates (i.e., that the sale will not adversely affect the level of service provided); [ii] the transfer of ownership should be seamless and the current level of service quality should be maintained; and [iii] there should be sufficient technical, financial and managerial resources to operate the utility successfully after acquisition, i.e., that the ability of the utility to serve should be maintained. She found the business and operations of Cheyenne Light and Black Hills, both companies with very long histories of providing utility services to small markets in the west, to be a "good fit." [Office of Consumer Advocate Exhibit 1, pp. 5, 9-10, and 13.]

        50.   According to Zamora, the successes of Black Hills in providing electric utility service demonstrate the sufficiency of its technical and managerial resources to oversee the electric operations of Cheyenne Light. Black Hills's 2003 SEC Form 10-K, its industry-average bond ratings, and its debt service ratio all showed its financial resources to be substantial. She noted that Black Hills consistently earns revenue, pays dividends and increases its plant investment. Net income is also consistent. She concluded that Black Hills has the necessary financial resources to be successful in owning and operating Cheyenne Light as a separate subsidiary. [Office of Consumer Advocate Exhibit 1, pp. 5-6.]

        51.   She noted that Black Hills' past experience with natural gas utility operations was mostly with production, transportation and wholesale marketing activities and not with local natural gas distribution utility operations. However, this situation is addressed through the retention by Black Hills of Cheyenne Light's experienced local gas distribution personnel and by continuing service as it is now offered. Services at the corporate level will be supported after the sale by the TSA under which Xcel Energy will provide such services as natural gas commodity procurement, and assistance with natural gas commodity pass-on applications. Xcel Energy will also provide corporate support for regulatory matters, outage reporting, billing, information services and other activities. In Zamora's opinion, the TSA will allow Black Hills and Cheyenne Light to gain the necessary additional experience to operate the natural gas utility business successfully. She expected the TSA to be finalized in December 2004 after the necessary regulatory approvals are granted. [Office of Consumer Advocate Exhibit 1, pp. 6-8.]

        52.   Zamora discussed the regulatory approvals required from the FERC, the FCC, the SEC and the Commission before the transaction could proceed. She noted that required applications have been filed with the FCC and the FERC. She stated Black Hills filed a Form U-1 application with the SEC on July 19, 2004, seeking to register Black Hills as a holding company under PUHCA. This registration would allow Black Hills to continue to implement its growth-oriented business strategies but would require SEC approval of its intercompany allocation methodology and add additional financial reporting requirements. Zamora stated the additional reporting would increase the ability of the Commission to review and understand allocations through the SEC auditing process. [Office of Consumer Advocate Exhibit 1, pp. 8-9.] She confirmed at the public hearing that the Office of Consumer Advocate supported Black Hills' decision to become a registered holding company.

        53.   Zamora found the Stipulation to be a useful and important component of the transaction. According to Zamora, although Black Hills lacks experience with retail natural gas utility operations, it is likely that Black Hills can successfully integrate the Cheyenne Light natural gas operations into the corporation through the structured transition process and because of the strong managerial and technical capabilities of Black Hills. Zamora noted that the TSA has not been finalized and that the Stipulation will facilitate regulatory monitoring of the transition and the development of the TSA. The Stipulation also provides further assurances regarding the continuity of the utility operations of Cheyenne Light and for the Wyoming customers of Black Hills Power. [Office of Consumer Advocate Exhibit 1, pp. 10-11.] She confirmed at the public hearing that the determination of costs related to the transaction to be recovered or disallowed in future rate cases remains within the jurisdiction of the Commission.

The Stipulation

        54.   Cheyenne Light, Black Hills and the Office of Consumer Advocate submitted the Stipulation to the Commission as a means of resolving areas of concern with the transaction; and, at the public hearing, each party urged its approval by the Commission. The parties assert that approval of the Stipulation is appropriate and in the public interest; and they agree that approval of the transaction, with the protections provided by the Stipulation, will not adversely affect Cheyenne Light's ability to serve the public. Some of the important points in the Stipulation are discussed below. This summary is for discussion purposes only and is not intended to modify the Stipulation, a copy of which is attached hereto and incorporated herein by reference as Attachment 1.

    a.
    Although the SEC has jurisdiction over the allocation of costs among Black Hills and its subsidiaries, no party will in the future assert before the Commission that SEC approval would either make costs automatically recoverable or impinge on the Commission's jurisdiction to determine which, if any, of such costs could be recovered in the rates of any public utility operating in Wyoming. If PUHCA were repealed, Black Hills and

      Cheyenne Light will discuss any proposed changes in cost allocations with the Commission and the Office of Consumer Advocate. Costs will be allocated to the company receiving the benefit of the cost, and costs incurred by or for more than one entity will be fairly allocated among them. In rate proceedings, Cheyenne Light will provide the Office of Consumer Advocate with access to books and records of the Black Hills service company and affiliated entities transacting business with Cheyenne Light to allow it to examine affiliate transactions and costs. The Stipulation provides similar access to information relevant to Black Hills Power in rate proceedings, and Black Hills Power specifically agreed to this by executing the Stipulation. The parties confirmed that the Commission will have access to all data concerning such transactions as the Commission may require.

    b.
    Three months after closing of the transaction, Black Hills and Cheyenne Light will make a confidential written report to the Commission on the transition, with a copy to the Office of Consumer Advocate, including, inter alia, details of the TSA, cost allocations, the status of services being performed by Black Hills and Xcel Energy entities, a transition timeline and any changes in the transition, the status of Cheyenne Light's operations, the results of the SEC review of the Black Hills application to acquire Cheyenne Light and the details of the financing of the acquisition. They will make a similar report fifteen months after closing.

    c.
    Black Hills affirms that it is not contemplating changes in Cheyenne Light's operations, services or management as a result of the acquisition, although Cheyenne Light, Black Hills and Black Hills Power may make improvements afterward based on best practices and in the normal course of business. No changes may adversely affect customers of Cheyenne Light or Black Hills Power in Wyoming. Black Hills Power specifically agreed to this provision.

    d.
    When Cheyenne Light's obligation to file an annual electric resource plan with the Commission expires (December 2005), it will thereafter file a confidential annual electric demand and energy forecast together with a description of resources available to meet the forecasted need.

    e.
    Cheyenne Light will continue to contribute to Energy Share of Wyoming as it has done in the past. At the public hearing, Cheyenne Light and Black Hills confirmed that the availability of assistance to Cheyenne Light customers from Energy Share of Wyoming and under the Low Income Home Energy Assistance Program would not be altered by Cheyenne Light becoming a wholly-owned subsidiary of Black Hills.

    f.
    Black Hills affirms that transaction costs will not be recovered in Wyoming rates through rate base (consistent with the requirement of W.S. § 37-1-105(b)) or through inclusion of expenses in the calculation of revenue requirements.

    g.
    Black Hills and Cheyenne Light affirm that this case will not change the rates of Cheyenne Light or Black Hills Power's Wyoming customers. Any rate case for either utility must be by separate application. Black Hills Power specifically agreed to this provision.

    h.
    Although Cheyenne Light may file before that time, it agrees that no increase in either gas or electric rates may be effective before January 1, 2006; except that it may file for wholesale commodity cost increases with earlier effective dates.

    i.
    Black Hills agrees that its successors will be bound by the Stipulation. However, if the transaction is not closed and the Stipulation is of no effect, Cheyenne Light agrees that it will continue to be bound by the earlier stipulation approved by the Commission in

      Dockets No. 2003-EA-99-53 and 30005-GA-99-69 in its April 21, 2000, Order Approving Merger and Confirming Bench Decision, which transferred ownership and control of Cheyenne Light from New Century Energies, Inc., to Xcel Energy as part of the merger of New Century and Northern States Power Company which created Xcel Energy.

      Further Findings of Fact

        55.   The evidence in this case shows that Cheyenne Light and Black Hills are experienced, responsible and competent entities capable of providing reliable, high quality public utility service to customers in Wyoming. Cheyenne Light, Black Hills and Black Hills Power possess the technical, operational and managerial resources and skills needed to provide electric public utility service and to maintain the continuity of this service to Cheyenne Light's customers after the stock sale transaction. Although Black Hills does not directly possess experience in operating a retail natural gas distribution utility, this is compensated for by the experience of Cheyenne Light, the continuity of Cheyenne Light's natural gas employee group after the closing, the valuable experience of Black Hills affiliates in most aspects of the wholesale natural gas business and the TSA under which Xcel Energy will provide services to give Black Hills and Cheyenne Light employees the opportunity to gain experience in those aspects of the natural gas utility business formerly furnished by Xcel Energy. Black Hills has the financial resources necessary for the transaction and for the future success of the operations of its utility subsidiaries in Wyoming.

        56.   The Stipulation in this case is the result of informed, good faith negotiations among Black Hills, Cheyenne Light and the Office of Consumer Advocate. The parties have advocated the adoption of the Stipulation; and the work of the parties produced undertakings, agreements and assurances which, as more fully explained and qualified below, provide the Commission with sufficient confidence that the public interest will continue to be served by—and after—the stock sale transaction, as it applies to Cheyenne Light and its customers. Importantly, the Stipulation secures for the public certain advantages that would be beyond the power of the Commission to order; e.g. the rate filing moratorium. It makes the ongoing monitoring and examination of the relationship of Cheyenne Light to Black Hills much simpler and more efficient; and it provides an unrefuted public interest basis for the Commission's consideration of the approval of the proposed transaction. It is also important that Black Hills Power has also added its agreement to the Stipulation by executing it and agreeing to be bound by the above noted provisions thereof.

        57.   The stock sales transaction as described in the Application, the public hearing, and the testimony and exhibits of the parties, when considered with the additional necessary provisions of the Stipulation and as more fully explained and qualified by the Commission, serves the public interest by bringing together utility companies with substantial experience, a commitment to serving Wyoming utility markets, and electric and natural gas resources and infrastructure ensuring the continued ability of Cheyenne Light to provide safe and reliable service. This ability to serve is further enhanced by the retention of the significant benefits of Cheyenne Light's autonomous operations as a combination natural gas/electric public utility. Commission approval of the stock sale transaction will not adversely affect the ability of Cheyenne Light to serve the public.

        58.   We similarly find that the transactions approved here will not have an adverse effect on the the ability of Black Hills Power to serve its Wyoming retail utility customers. Cheyenne Light will be associated with experienced, responsible and competent entities skilled in utility and energy matters and financially capable of continuing to provide service without a diminution in quality. There is no evidence before us that any other utility or its customers in Wyoming would be adversely affected or harmed by the transaction. There will be no effect on Cheyenne Light's rates or service offerings as a result of the Commission's approval of the transaction; and the efforts of Cheyenne Light and Black Hills to design and implement a more efficient and reliable computerized customer data and billing system will likely improve Cheyenne Light's ability to serve the public.

        59.   Although Wyoming law provides that the costs of reorganization cannot be included in rate base (W.S. § 37-1-105(b)), the Stipulation gives us additional assurance because Black Hills also agrees not to seek recovery by the inclusion of transaction costs in the expense calculation for revenue requirements. [Stipulation, p. 4.]

        60.   Although the Stipulation provides that it may become null and void if the Commission unacceptably "modifies any material term of the Stipulation," we must construe this provision as pertaining to a material modification rather than the possible small enhancement of the Stipulation in the public interest. Therefore, we find, based on the evidence adduced at the hearing, that the following clarifications are needed to clearly express the intent of the parties to the transaction:

    a.
    Black Hills agrees to be bound by all of the terms of the Stipulation after it is approved by the Commission even if they are not expressed specifically as the agreement of Black Hills. For example, when Cheyenne Light agrees to a rate moratorium, Black Hills shall, as the parent company, also be bound by it.

    b.
    The three and 15 month reports to be filed by Cheyenne Light and Black Hills regarding the progress of the transition shall specifically and individually address the questions propounded by the Commission's Facilities Engineering staff in the June 25, 2004, Pre-Hearing Conference Order, as clarified in part by the Commission's July 8, 2004, letter described above.

These clarifications are material to the Commission's approval of the Stipulation and the Application.

Applicable Legal Standards

        61.   The most important standard applicable to this case is found at W.S. § 37-1-104(a) which states that:

  "[n]o reorganization of a public utility shall take place without prior approval by the public service commission. The commission shall not approve any proposed reorganization if the Commission finds, after public notice and opportunity for public hearing, that the reorganization will adversely affect the utility's ability to serve the public."

W.S. § 37-1-104(b) defines a reorganization as ".. . any transaction which. .. results in a change in the ownership of a majority of the voting capital stock of a public utility,. .. ."

        62.   Regarding the costs of a reorganization, W.S. § 37-1-105(b) states that:

  "No charge for any expenses of any reorganization shall be included in the rate base of any Wyoming public utility."

        63.   Our general legal standard in this case is that we must uphold the public interest, and the desires of the utility are secondary to the public interest. Mountain Fuel Supply Company v. Public Service Commission, 662 P.2d 878 (Wyo. 1983).

        64.   In judging the possibility that a reorganization could "adversely affect" the ability of a utility to serve the public we are additionally guided, in a general way, by W.S. § 37-2-121, which requires that the rates of public utilities must be just and reasonable, and by W.S. § 37-2-122(b) which provides, in part, that utility services and facilities should not be "inadequate or unsafe. .. ."

        65.   Section 209 of the Commission's Rules prescribes the information required in an application to sell or transfer a utility or a controlling interest in a utility. Under this Rule, the application must contain a description of the utility or controlling interest therein proposed to be transferred, including the terms and conditions of the proposed transaction and copies of relevant agreements, a description of the effect of the proposed transaction in the service of the utility and the effect on any other utility; and the details of how the proposed transaction is to be financed. It must also contain information about the utility and the purchaser, including explanations of their financial condition.

        66.   Other applicable statutory provisions are discussed hereinbelow.

Conclusions of Law

        67.   Some conclusions necessary for the disposition of this case have been stated above and will not be restated here.

        68.   Cheyenne Light is a duly certificated electric public utility as defined in W.S. § 37-1-101(a)(vi)(C), and is a duly certificated natural gas public utility as defined in W.S. § 37-1-101(a)(vi)(G). As such, under W.S. § 37-2-112, Cheyenne Light is subject to the jurisdiction of the Commission.

        69.   Black Hills is a South Dakota Corporation which operates, through subsidiaries, a variety of energy and communications businesses, including Black Hills Power, an electric public utility as defined in W.S. § 37-1-101(a)(vi)(C) and over which the Commission has jurisdiction under W.S. § 37-2-112.

        70.   Proper public notice of this proceeding was given in accordance with the Wyoming Administrative Procedure Act, W.S. § 37-1-104(a), 37-2-201, 37-2-202, and the relevant sections of the Commission's Rules. The public hearing was held and conducted pursuant to W.S. §§ 16-3-107, 16-3-108, 37-1-104(a), 37-2-102, 37-2-201, 37-2-203 and the relevant sections of the Commission's Rules.

        71.   The Application is complete and complies with Section 209 of the Commission's Rules.

        72.   All of the above described interventions by parties were properly granted. Upon intervention, each intervenor became a party for all purposes in this proceeding. The withdrawals of the Union and Frontier were effective; and they ceased to be parties on August 17, 2004.

        73.   The Commission restates here that any description herein of the Stipulation is made only for purposes of facilitating its discussion in this Order and may not be construed as an expression by the Commission of any intent to modify the Stipulation. Our clarifications of the Stipulation as discussed above, are in the public interest and do not constitute material modifications of the undertakings of the parties to the Stipulation.

        74.   Under W.S. § 37-1-104, the Commission has the responsibility to approve reorganizations of jurisdictional public utilities. We conclude that the proposed transaction as described in the Application, in the Stipulation, at the public hearing and in this Order, constitute a "reorganization" as defined in W.S. § 37-1-104(b). The record overwhelmingly supports approval of the Application and the Stipulation by the Commission. Under W.S. § 37-1-104(a) and after public notice and a public hearing, we conclude that the statutory test for approval of the merger transaction (the absence of adverse effect on the utility's ability to serve the public) has been met and proved by all of the evidence adduced at the hearing. It will further have no adverse effect on Black Hills Power or other utilities in Wyoming or their customers. We further conclude that approval serves the public interest.

NOW THEREFORE, IT IS HEREBY ORDERED THAT:

        1.     The Application and the Stipulation are hereby approved. Cheyenne Light and the other entities described in the Stipulation shall make the agreed-upon showings and reports to the Commission promptly and completely.

        2.     Cheyenne Light shall promptly provide to the Commission true and complete copies of all final regulatory orders issued by other jurisdictions approving or otherwise acting upon the reorganization transaction described in the Application and related regulatory issues.

        3.     All Confidential Information in this case, as that term is used in the Commission's March 30, 2004, Order on Protection of Confidential Information, except for any Confidential Information required by the Commission to be retained by it, shall be redelivered to the disclosing party within thirty (30) days of the conclusion of all proceedings before the Commission and any related appellate proceedings. No party may thereafter retain, in any form, any copies, notes, extrapolations, recordings, or summaries of any Confidential Information disclosed to it.

        4.     This order is effective immediately.

  MADE and ENTERED at Cheyenne, Wyoming, on August 26, 2004.

Public Service Commission of Wyoming
ROB HURLESS, Chairman
STEVE FURTNEY, Deputy Chair
(SEAL) Attest:	KATHLEEN A. LEWIS, Commissioner
STEPHEN G. OXLEY, Secretary and Chief Counsel

IN THE MATTER OF THE JOINT APPLICATION OF CHEYENNE LIGHT FUEL AND POWER COMPANY AND BLACK HILLS CORPORATION FOR AUTHORITY TO TRANSFER ALL OF THE ISSUED AND OUTSTANDING STOCK IN CHEYENNE LIGHT, FUEL AND POWER COMPANY TO BLACK HILLS CORPORATION	) ) ) ) ) ) )	Docket No. 20003-EA-04-75 (Record No. 8984) Docket No. 30005-GA-04-97 (Record No. 8985)

STIPULATION AND AGREEMENT

        This Stipulation and Agreement (Stipulation) is agreed to and entered into between the Office of Consumer Advocate (OCA), Cheyenne Light, Fuel and Power Company (Cheyenne Light) and Black Hills Corporation (Black Hills). Cheyenne Light and Black Hills shall be referred to hereinafter as the "Applicants." OCA and the Applicants shall be referred to hereinafter as the "Parties."

BACKGROUND

        1.     On March 22, 2004, Cheyenne Light and Black Hills filed a joint application with the Wyoming Public Service Commission (Commission) requesting authority to transfer all of the issued and outstanding stock of Cheyenne Light from Xcel Energy Inc. (Xcel Energy) to Black Hills.

        2.     On April 16, 2004, the Commission issued a Notice of Application establishing May 17, 2004, as the deadline for any person seeking to file a statement regarding the Application, or to make a comment, protest or request to intervene or for a hearing with respect to the Application. As of May 17, 2004, the only intervenors were The Frontier Oil and Refining Company, and The International Brotherhood of Electrical Workers, Local No. 111.

        4.     On June 11, 2004, the Commission issued an Order Setting Pre-Hearing Conference. On June 25, 2004, the Commission issued its Pre-Hearing Conference Order establishing a hearing date of August 24, 2004.

DESCRIPTION OF THE PARTIES

        5.     The Office of Consumer Advocate was created by W. S. § 37-2-401 as a separate division within the public service commission to represent the interests of Wyoming citizens and all classes of utility customers in matters involving public utilities. The OCA has the authority to enter into stipulations with other parties in any proceeding. W. S. § 37-2-402(d).

        6.     Cheyenne Light is a public utility as defined by W.S. § 37-1-101(a)(vi)(C) and (D), and, as such, is subject to the Commission's jurisdiction pursuant to the provisions of W.S. § 37-2-112. Pursuant to W.S. § 37-1-104, the Commission has jurisdiction over the transfer of control of Cheyenne Light to Black Hills.

        7.     On July 19, 2004, Black Hills filed an Application-Declaration on Form U-1 with the Securities and Exchange Commission (SEC) under the federal Public Utility Holding Company Act of 1935, as amended, 15 U.S.C. §§ 70a et seq. (PUHCA) requesting authorization and approvals required under PUHCA to operate as a registered holding company system. Upon the closing of the proposed transaction, Cheyenne Light will become a wholly-owned public utility subsidiary of Black Hills.

AGREEMENT

        8.     The OCA reviewed the joint application and supporting documents. Additionally, the OCA conducted discovery and the Applicants' representatives had discussions with members of the OCA on several occasions, in person and via telephone, to address questions and concerns of the OCA concerning the above-entitled docketed proceedings. The following Stipulation is the result of the Parties' discussions:

        9.     Cheyenne Light and Black Hills agree to the following jurisdictional parameters regarding affiliate transactions and common costs:

    a.
    The SEC has jurisdiction to regulate affiliate transactions and assure that common costs (such as service company costs) are fairly and equitably allocated among a registered holding company and its subsidiaries pursuant to PUHCA.

    b.
    Pursuant to W. S. § 37-2-112, the Commission has exclusive jurisdiction for ratemaking purposes to determine whether or not to allow the inclusion in rates of those costs that the SEC may find to be fairly and equitably allocated among the registered holding company and its subsidiaries.

    c.
    Therefore, the applicants agree that they shall not assert that compliance with SEC requirements with respect to cost allocations and affiliate transactions (excluding transactions between Cheyenne Light and Black Hills Corporation or its affiliates entered into prior to March 22, 2004, the date the Application in this docket was filed with the Commission) constitutes an approval for state ratemaking purposes or constitutes a determination that costs can automatically be recovered through the rates of any public utility in the state of Wyoming.

        10.   In the event that PUHCA is repealed, revised or reformed, Cheyenne Light will provide written notification to and meet with the Commission and the OCA to discuss any changes which Black Hills intends to make regarding the allocation of common costs or the pricing of transactions with its affiliates.

        11.   Consistent with SEC requirements, Black Hills' cost allocation procedures will provide that (i) costs incurred by one entity for the benefit of another will be directly charged to the entity that benefits from the cost, and (ii) if more than one entity causes a cost to be incurred or benefits from a cost, then that cost will be fairly and equitably allocated among each entity that causes the cost to be incurred or benefits from the cost.

        12.   Subject to applicable rules of civil procedure and the rules of the Commission, Black Hills will provide access, in the context of a Cheyenne Light existing docket in which rates are at issue, to the books and records of the service company and affiliates who have entered into transactions with Cheyenne Light to the extent necessary to enable the OCA to verify or examine common cost allocations to Cheyenne Light and affiliate transactions affecting Cheyenne Light's regulated retail utility operations.

        13.   Subject to applicable rules of civil procedure and the rules of the Commission, Black Hills will provide access, in the context of a Black Hills Power (BHP) existing docket in which rates are at issue, to the books and records of the service company and affiliates who have entered into transactions with BHP to the extent necessary to enable the OCA to verify or examine common cost allocations to BHP and affiliate transactions affecting BHP's Wyoming regulated retail utility operations.

        14.   No later than three months after the closing of the transaction, Black Hills and Cheyenne Light will, in conjunction, file with the Commission a confidential narrative and illustrative update on the transition plan. Black Hills and Cheyenne Light will also notify the OCA and provide, on a confidential basis, a copy of the update filed with the Commission. The update shall include, but is not limited to:

    a.
    Those services referenced in Schedule 9.10 of the Stock Purchase Agreement in this docket;

    b.
    The formal transition services agreement executed by Xcel Energy and Black Hills;

    c.
    The cost allocation methodology approved by the SEC, for all of Black Hills' subsidiaries;

    d.
    The current status of the services being performed by Black Hills and those being performed by Xcel Energy entities;

    e.
    The time lines to completion of the transition of those services;

    f.
    Any anticipated or known changes in reference to the course of action for the transition of those services or operations;

    g.
    The status of the overall operations of Cheyenne Light;

    h.
    An updated organizational chart for Black Hills;

    i.
    A report regarding the results of the SEC review of Black Hills' application to acquire Cheyenne Light and a report on how the acquisition was financed.

Cheyenne Light shall organize the content of this filing separately for gas and electric operations, where applicable.

        15.   Fifteen months after the closing of the transaction, Black Hills and Cheyenne Light will, in conjunction, file with the Commission a second confidential narrative and illustrative update regarding the completion of the transition plan. Black Hills and Cheyenne Light will also notify the OCA and provide, on a confidential basis, a copy of the update filed with the Commission. The content of this filing will address the same topics as the filing described in paragraph 14 of this stipulation (except subparagraph 14.i.).

        16.   In connection with the proposed transaction, Black Hills is not proposing any changes in local management, employee levels, and administrative and technical services for Cheyenne Light. Additionally Black Hills is not proposing any changes in quality of service, reliability, operations, maintenance or construction that will adversely affect the customers of Cheyenne Light or any of the Wyoming retail customers of BHP. It is recognized that over time Black Hills Corporation will review the best practices of BHP and Cheyenne Light and may make changes it believes will result in improvements in these areas. Furthermore, Cheyenne Light and BHP reserve the right to make such changes in their operations as they would otherwise make in the normal course of business.

        17.   Upon expiration of the existing annual requirement to file an electric resource plan, Cheyenne Light will provide to the Commission and the OCA, on a confidential basis, an annual electric demand and energy forecast and the existing resources available to meet the forecasted power requirements.

        18.   Applicants agree that Cheyenne Light will continue to contribute to Energy Share of Wyoming in a manner consistent with its current practices.

        19.   Consistent with Wyoming law, Black Hills affirms that the transaction costs related to the stock acquisition will not be recovered in Wyoming rates through the inclusion in rate base or expenses used to calculate the revenue requirement in any future rate case.

        20.   The Applicants acknowledge that (i) the acquisition of Cheyenne Light is not changing current rates for either Cheyenne Light or the Wyoming customers of BHP, and (ii) any proposed rate change for Wyoming retail customers would require a separate application to be filed with the Commission.

        21.   Cheyenne Light agrees to a moratorium on the increase of retail rates for its electric and natural gas operations until January 1, 2006. Cheyenne Light may file an application to increase gas or electric rates prior to January 1, 2006, provided that the effective date of any such increase shall not be earlier than January 1, 2006. Nothing in this paragraph 21 shall limit the right of Cheyenne Light to file wholesale commodity cost pass on applications pursuant to Sections 249 and 250 of the Commission's Rules with effective dates prior to January 1, 2006.

GENERAL PROVISIONS

        22.   The Parties agree that the terms and conditions of this Stipulation shall not become effective until the date upon which both of the following have occurred:

    a.
    The proposed transaction described in the joint application becomes effective; and

    b.
    A final decision of the Commission approving this Stipulation becomes effective without modification of any material term, which is unacceptable to any Party.

        23.   In the event that this Stipulation does not become effective pursuant to paragraph 22, the prior Stipulation and Agreement between Cheyenne Light and the Consumer Advocate Staff adopted by the Commission in Docket Nos. 20003-EA-99-53 and 30005-GA-99-69 shall remain in full force and effect with no amendments thereto and shall not be superseded by this Stipulation.

        24.   Should Black Hills merge, be assigned or otherwise combine or consolidate with another entity, the successor of Black Hills and all companies within the successor's system shall be bound by this Stipulation. The Applicants and their successors will support this Stipulation before all regulatory agencies with jurisdiction and before all state and federal courts.

        25.   Nothing in this Stipulation shall preclude the Commission from participating in any related proceedings before the SEC.

        26.   The Parties agree that this Stipulation represents a compromise in the positions of the Parties.

        27.   In the event that the Commission modifies any material term of this Stipulation, which modification is unacceptable to any party hereto, that Party shall so notify the other Party within ten (10) days after the decision becomes effective. In that event, this Stipulation shall be considered null and void and of no force and effect in this or any other proceeding. In that event, this Stipulation, its terms and conditions, and the negotiations or discussions undertaken in conjunction with this Stipulation shall not be admissible in evidence in this or any other proceeding.

        28.   The Parties agree that this Stipulation represents a just, equitable and reasonable resolution of all issues, which were or could have been contested by the Parties in these dockets.

        29.   Except as otherwise specifically agreed upon in this Stipulation, nothing contained herein shall be deemed to constitute a settled regulatory practice for the purposes of any other proceeding.

        IN WITNESS WHEREOF, the Parties hereto have executed this Stipulation and Agreement:

OFFICE OF CONSUMER ADVOCATE:
By:		Date
Title:
CHEYENNE LIGHT, FUEL AND POWER COMPANY:
By:	Richard L. Kaysen	Date
Title:
BLACK HILLS CORPORATION
By:		Date
Title:

        Black Hills Power, Inc. hereby joins in the provisions of paragraphs 13, 16 and 20 of this Stipulation and Agreement insofar as they pertain to Black Hills Power, Inc.:

BLACK HILLS POWER, INC.
By:	Date
Title:

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